Exhibit 4.2(g)

TIM STOCK OPTION PLAN 2003-2005

RULES FOR MANAGERS/EMPLOYEES

1     Description and object of the Plan

1.1.

Using the powers conferred on it by the extraordinary shareholders’ meeting of Telecom Italia Mobile S.p.A. (“the Company”), by a resolution passed on 10 October 2000 (the “Approval Resolution”), an incentive and loyalty plan (the “Plan”) is drawn up, aimed at the human resources considered “key” resources owing to their special responsibilities and/or skills, whether managers/employees of Telecom Italia Mobile S.p.A. or parent or subsidiary companies (the “Recipients” or individually the “Recipient”).

1.2

The Plan consists of the allocation to each of the Recipients of a number of options (“Options”, as defined in point 3), determined pursuant to point 2, to be exercised under the terms and conditions laid down in point 4.

2     Recipients

2.1.

The list of Recipients, their relevant extent of participation in the Plan and, possibly, the lesser extent of participation for individuals participating in similar plans promoted by the other Group companies (as defined in point 4.2) are approved by the Company Board of Directors (“Time of Allocation”).

2.2.	If, during the course of the Plan, changes are made to the organizational and/or corporate structure that affect the identification of the Recipients, the necessary decisions will be taken.

2.3

Each Recipient will be notified of his inclusion in the Plan, specifying, inter alia, the extent of his participation in the Plan (number of “Options Allocated”) and the Issue Price as defined in point 3.4, and the initial terms for the exercise of the relevant Options and the period referred to in point 3.2.

3     Characteristics of the Options to be allocated

3.1.

The Options will grant each Recipient the right to subscribe for the ordinary shares in the Company (the “Shares”) to be issued, pursuant to the Approval Resolution, at the Issue Price (as defined in point 3.4), in the ratio of one Share, with normal entitlement, for every Option allocated, save as provided for in point 3.5.

3.2.

The Options will have the period laid down by the Company’s Board of Directors and may be exercised from the initial date defined by that body (the “Exercisable Options”). Any Options not exercised within the aforesaid periods will be forfeit and consequently will no longer grant any rights to the Recipient or to his successors in the event of death.

3.3.	The Options will be personal and non-transferable between living persons.

3.4.

The unit price at which the Shares will be issued, for the exercise of the Options by the Recipients and the resulting subscription to the increase in capital reserved for them, will be determined by the Company’s Board of Directors, taking account of the applicable laws and regulations (the “Issue Price”).

3.5.

If necessary to maintain the essential content and the object of the Plan substantially unchanged and without prejudice to the provisions of point 3.6, the Company’s Board of Directors will instigate the procedures for approval by the competent Company bodies in order to adjust the procedures, terms and conditions and time limits for the exercise of the Options in the event of transactions involving the share capital or extraordinary corporate actions, changes to the laws or regulations or the occurrence of any other circumstances that make such adjustments necessary.

3.6.

Any withholdings and contributions the Company is required to make or pay or the fulfilment of any individual declaration obligations, if required by the current tax and social security regulations, will naturally remain for the Recipient’s account. If, owing to amendments to the applicable laws and regulations, the implementation of the Plan involves tax or social security charges for the Company, the Company’s Board of Directors will take the decisions necessary to reduce or neutralize the impact to protect the Company itself. The social security and tax system of the Recipients of the Plan resident abroad for tax purposes will be that of the tax jurisdictions involved.

3.7	Any adjustments referred to in point 3.5 will be notified to the Recipients in the manner specified in point 6.

4     Exercise of Options

4.1.

Each Recipient may exercise the Exercisable Options in accordance with the time limits and procedures laid down by the Company’s Board of Directors, or by its duly authorized representative, that will be notified to the Recipients by the Company officers appointed for the purpose.

4.2.

An essential condition for the exercise of the Options is the continued existence of an employment relationship between the Recipient and the Company or its controlling or subsidiary companies (collectively the “Group”) at the time of exercising the Options, even if different from the company with which such relationship existed at the Time of Allocation, save as provided for in points 4.4, 4.5, 4.6, 4.7 and 4.8.

4.3.

In the event of dismissal for just cause or on justified subjective grounds, or in the event of resignation other than for just cause, the Recipient, with effect from the date of notification of termination of employment, will definitively forfeit all the Options Allocated, including any Exercisable Options not yet exercised.

4.4.

In the event of dismissal as age limits have been reached or resignation due to retirement, the Recipient will maintain the right to exercise the Options Allocated under the same terms and conditions as the managers in service.

4.5.

In the event of termination of the employment relationship by mutual consent or dismissal on justified objective grounds or resignation for just cause, the Recipient will maintain the right to exercise the Exercisable Options, which must be exercised within six months of the termination of employment. Instead, the Recipient will definitively forfeit Options Allocated but not yet Exercisable with effect from the date of notification of termination of employment.

4.6.

If the company or branch of business in which the Recipient is employed at the Time of Allocation exits the Group, the Recipient will maintain the right to exercise the Exercisable Options, which must be exercised within six months of the effective date of the transfer. Instead, the Recipient will definitively forfeit the Options Allocated but not yet Exercisable with effect from the effect date of the transfer. The Company’s Board of Directors, or its duly authorized representative, may nonetheless establish longer periods for the exercise of the aforesaid Exercisable Options, or permit the possible exercise of all or part of the Options Allocated but not yet Exercisable, fixing the time limits and procedures for that purpose.

4.7.

If a cash and/or exchange tender offer is made for the Shares, the Recipient will maintain the Options Allocated, without prejudice to the right to exercise the Exercisable Options. The Company’s Board of Directors or its duly authorized representative, by way of derogation from the provisions laid down, may permit the early exercise of all or part of the Options Allocated but not yet Exercisable, fixing the time limits and procedures for that purpose.

4.8.

In the event of succession in the event of death, the beneficiary or beneficiaries will maintain the right to exercise all the Options Allocated under the same terms and conditions as the managers in service, subject to fulfilment of the obligations laid down by the applicable laws and regulations.

4.9

In any event, the right of exercise will be suspended from the tenth stock exchange trading day preceding that of the convening at the first call of shareholders’ meetings of the Company in which shareholders holding ordinary shares will participate up to and including the date on which the meeting is held, at the first or a later call, and in any case up to the first day the Shares are quoted “ex” in the event of the payment of dividends and in any other case considered necessary by the Company’s Board of Directors, directly or through its duly authorized representative.

5     Notifications

5.1.

Notifications to be made to the Recipients pursuant to these Rules will be made in writing preferably to the place of work or, for former managers, to the address they indicated. To this end Recipients must promptly notify the Company officers appointed for the purpose of any change in the above information.

5.2	Notifications other than those indicated in points 2.3 and 3.7 may also be made by e-mail to the e-mail address notified by each Recipient.

6     Disputes

6.1.	Any disputes arising from, dependent on or howsoever connected with the Plan will be referred to the sole competence of the judiciary of Rome.

Rome, 6 May 2002

In its meeting on 6 May 2002, in order to guarantee the effectiveness of the loyalty and incentive schemes for the Group’s valuable human resources, the Board of Directors resolved to implement a new stock option plan intended for the managers and employees of Telecom Italia Mobile S.p.A. (TIM) or its parent or subsidiary companies who perform key roles in the Group (the “2003-2005 Plan”).

I am pleased to inform you that you are among the beneficiaries of this plan and that you have been granted … options to subscribe for an equal number of TIM ordinary shares.

The options will have the following features:

•

they will give the right to subscribe for ordinary shares of TIM S.p.A. (“TIM shares”) at a price of €5.07 (the “Subscription Price”), equal to the arithmetic mean of the official prices of the TIM shares recorded on the MTA electronic share market organized and managed by Borsa Italiana S.p.A. (“MTA”) during the month prior to the date of this offer;

•	they may be exercised in three lots under the following terms and conditions:

-	the first lot (equal to 33% of the total options granted) may be exercised, in whole or in part, as from May 2003;

-	the second lot (equal to 33% of the total options granted) may be exercised, in whole or in part, as from May 2004;

-	the third lot (equal to 34% of the total options granted) may be exercised, in whole or in part, as from May 2005;

-	the period for the exercise of the options of each lot will be five years as of the exercise commencement date for each lot, which will be indicated in the relevant notification.

For all matters not covered here, please refer to the enclosed Rules and to the documentation that will be provided at the time the options of each lot may be exercised.

With my best regards,

Marco De Benedetti

The undersigned, having read this letter and the enclosed Rules of the 2003-2005 Stock Option Plan (the “Plan Rules”), which are an integral and substantial part of the letter, by signing this document:

a.	fully accepts the content and the provisions, time limits and terms and conditions laid down in the Plan Rules, which are an integral and substantial part of the letter;

b.

accepts: that any higher value of the shares acquired by exercising the options in relation to the subscription price, and more generally any benefit recognized by the 2003-2005 Plan, will constitute an extraordinary profit and may not under any circumstances be deemed to constitute an integral part of the normal remuneration; that it will not be the premise for the recognition of similar or additional benefits under the 2003-2005 Plan, or otherwise; and that, at the plan’s termination, it will not give any right to participate in any similar plans howsoever drawn up, or comparable remuneration.

(the Beneficiary)

Pursuant to and for the purposes of Articles 1341 and 1342 of the Civil Code, the Beneficiary declares that he specifically approves in writing the following points of the Rules of the 2002-2004 Plan: 2 (Recipients), 3 (Characteristics of the Options Granted), 4 (Exercise of Options), 5 (Notifications) and 6 (Disputes) and the declarations set out under a, b and c above.

(the Beneficiary)